September 18, 2019

Jihong Liang
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
Chaoyang District, Beijing, People's Republic of China, 100026

       Re: 36Kr Holdings Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 6, 2019
           CIK No. 0001779476

Dear Ms. Liang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated August 28, 2019.

Amendment No. 2 to Form F-1 Draft Registration Statement Submitted September 6, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Data, page 80

1. We note your response to prior comment 2 and your response to prior comment 6 in your letter dated August 14, 2019 that your Average Monthly Page View does not directly contribute to your Cost per Day and cost-per-advertisement models but does provide an indirect benefit that enhances your brand awareness and influence. Additionally, as you have adopted fixed rate pricing models, each additional page view does not directly result in a corresponding increase in online advertising revenue. Please clarify your disclosures of the Average Monthly Page View to include a discussion that will provide an understanding of these correlations.
 Jihong Liang
36Kr Holdings Inc.
September 18, 2019
Page 2
2. We note in your Risk Factors on page 33 that key operating metrics are calculated using your internal data as well as third-party platform's data, have not been validated by an independent third party, and may not be indicative of your future operation results and on page 18 that your business, prospects, and financial results may be affected by your relationship with third-party platforms. As such, the tabulation of page views between your self-operated platforms and third party platforms included in your response to prior comment 6 of your letter dated August 14, 2019 would appear to be material information to investors that should be included to provide insight into your disclosed risks. Please revise or advise.
        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                              Sincerely,
FirstName LastNameJihong Liang
                                                              Division of
Corporation Finance
Comapany Name36Kr Holdings Inc.
                                                              Office of
Information Technologies
September 18, 2019 Page 2                                     and Services
FirstName LastName